CONSOLIDATED MANAGEMENT’S DISCUSSION and ANALYSIS for the nine months period ended November 30, 2005

Scope of management’s financial analysis

The following analysis should be read in conjunction with the Company’s financial statements and the accompanying notes for the nine months period ended November 30, 2005 and 2004 and for the nine months period ended February 28, 2005. Reference should also be made to the annual management’s discussion and analysis of financial position and results of operations, including the section describing risks and uncertainties.

Nature of Activities

The Company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable reserves, the ability of the company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties. The company will periodically have to raise additional funds to continue operations, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

The Company specializes in searching for gold and base metal deposits in almost unexplored territories of Quebec. Most of its activities take place in the central part of Quebec, particularly in the James Bay area, which comprises several Archean greenstone belts known as being very favourable to the presence of economic gold and base metal deposits. This region differentiates from others by its accessibility and by the existence of clear agreements ruling the access to the territory. The Company is among the most active exploration companies in Quebec with a vast portfolio of properties.

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Exploration Activities

Summary of Activities

During the quarterly period ended November 30, 2005, Virginia Gold Mines’ expenditures totalled $4,127,809 in comparison with expenses of $3,230,969 for the same period in 2004. Cumulative exploration expenditures by Virginia during the first three quarterlies amounted to $ 14,109,957. Exploration work realized by Virginia during the third quarterly period was mostly concentrated on the Éléonore Project, with expenses totalling $3,818,009 in comparison with expenses of $2,679,703 for the same period in 2004. The Company pursued very actively its exploration program on Éléonore throughout the fall, including mechanical stripping and geological mapping as well as diamond drilling. This work program has again generated very promising results including the best-ever drill intercept in the Roberto zone with 22.56 g/t Au / 15 meters. Work permitted to trace the Roberto system over a lateral distance of more than 1.9 kilometres and to a vertical depth of 900 metres. The system remains open in all directions. Some new auriferous zones were also discovered in the periphery of the Roberto mineralized system and additional work will be required to test their exact potential. Work was carried out until mid-december and has resumed in the second week of January 2006.

During the third quarterly period, Virginia signed an agreement with GlobeStar Mining Corporation (GlobeStar) pursuant to which Virginia acquired GlobeStar’s 50% interest in the Poste Lemoyne Extension property against the issuance of 160,000 shares of Virginia to GlobeStar. GlobeStar retains a 1% Net Smelter Returns (N.S.R.) but Virginia has been granted a buyback right to purchase half (0.5%) N.S.R. for a total payment of $500,000.

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Selected Financial Information

	Results as at	Results as at
	November 30	February 28	May 31
	2005	2005	2004
	($)	($)
	(9 months)	(9 months)	(12 months)
Revenues Interest and others	1,040,593	736,043	1,069,245
Expenses
Management fees
General exploration costs
Grants, credit on duties refundable for losses and refundable tax credit relating to resources
Cost of abandoned mining properties or written-off
Gain on sale of short-term investments
Bad debts (recovery)
Gain on sale of long-term investments
Gain on sale of mining properties	1,653,298 401,810 (95,768) 1,115,869 (393,623) -- -- (429,853)	1,228, 431 440,498 (149,371) 4,694,495 (423,034) (10,130) (7,555) --	1,144,632 342,784 (115,636) 287,077 (374,528) 10,130 -- --
	2,251,733	5,773,334	1,294,459
Income taxes	--	332,076	--
Net loss	(1,211,140)	(4,705,215)	(225,214)
Basic and diluted net loss per share Other information Total assets Shareholders' equity	(0.027) 52,713,301 51,178,309	(0.126) 28,952,184 28,038,668	(0.007) 29,930,204 28,731,417

Since its incorporation, Virginia has not paid any cash dividends on its outstanding common shares. Any future dividend payment will depend on the Corporation’s financial needs to found its exploration programs and its future financial growth, and any other factor that the board deem necessary to consider in the circumstances. It is highly unlikely that any dividends will be paid in the near future.

Result of Operations

The Company suffered a net loss of $1,211,140 for the nine first months compared to a net loss of $699,386 for the precedent comparative period. The revenues of interests and dividends increased following the increase in the investments. Part of the incomes of interests of the preceding period corresponding was reclassified under the heading "Gain on sale of short-term investments".

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The Company also receives fees for its role as operator of projects in its different partnerships. The reduction of $41,955 is explained mainly by the abandonment of the agreement of the partnership with Noranda Inc on the Coulon project as well as the cessation of work, with our partner Billiton Resources Canada Inc., on the Lac Gayot project. The increase of $232,593 of the professional and maintenance fees is explained mainly by the fair value allotted to the stock options granted in July, 2005 and by fees relating to the installation of the processus of sale of the Éléonore Project. The increase of management fees is due to a greater assumption of exploration work by the company. The increase in rent and office expenses is due mainly, during this present period, to the expenses of administrative and professional services, to the expenses relating to the annual report rising from a marked increase in the number of shareholders, to the charge relating to the exercise of stock options and to an increase in the press releases published. The Company increased its advertising budget for the current year, increasing advertising, exhibitions and travelling expenses. During the period ended August 31, 2005, the Company wrote off from the books the Lac Fagnant, Lac Bonfait, Baie Payne, Chutes des Passes, Duquet, Kogaluk, Guyer Sud and Lac Noëlla properties while preserving the rights on its claims. The sale of the Dubuisson, Lac Duncan and Malartic properties generated a benefit of $429,816. In November, 2005, the Company abandoned a little more than 20% of its Coulon property.

Quarterly Information

The information presented below details the total revenues, overall net profit (net loss), and the net profit (net loss) per participating share of the last eight quarters.

Quarter ended	Total revenues	Net profit (net loss)	Net profit (net loss) per share
			Basic	Diluted
2005-11-30 2005-08-31 2005-05-31 2005-02-28 2004-11-30 2004-08-31 2004-05-31 2004-02-29	368,035 320,066 352,492 218,282 194,359 323,402 103,718 593,002	(247,286) (1,170,772) 206,918 (3,982,429) (437,677) (285,109) 23,400 (13,585)	(0,005) (0.026) 0.005 (0.106) (0.012) (0.008) 0.001 (0.001)	(0,005) (0.026) 0.005 (0.106) (0.012) (0.008) 0.001 (0.001)

Liquidity

Virginia’s working capital remains excellent at $34,851,459, increasing by $15,103,304 from the beginning of the period. The increase is mainly explained by a private placement of $16,113,000 completed in March, 2005. Stock options, stock options units, warrants regarding these units and warrants generated an additional amount of $4,919,656. The Company has no long-term debt and the working capital will cover the cost of current expenses and some exploration costs in future years.

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Contractual obligations	Payments due per period
	Total	Less than 1 year	1-3 years
Lease	$33,633	$33,633	0

Capital Resources

Two private placements have been raised during the nine first months of the period for a total of $19,350,500 which will finance exploration works on Eleonore and administrative expenditure. During the nine first months, 569,389 stock options have been exercised for a total of $503,216, 2,039,387 warrants have been exercised for a total of $4,277,904 and 33,960 stock options units have been exercised for a total of $139,236. Since the end of the nine first months, mostly of stock options have been exercised.

Off-Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Related Party Transactions

The Company entered into the following transactions with companies owned by a director and an executive officer:

	November 30	November 30
	2005	2004
	($)	($)
Expenses capitalized in mining properties Management fees Rent, office expenses, advertising and traveling General exploration costs	330,192 300,000 426,576 59,496	298,166 258,908 370,634 129,150
	1,116,264	1,056,858

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Mining Properties Book Values

At the end of each quarter, exploration works done on mining properties are reviewed to evaluate their potential. Following this analysis, write-offs are done if needed.

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Changes in Accounting Policies

In January 2005, the CICA issued four new accounting standards relating to financial instruments: Section 3855, “Financial Instruments — Recognition and Measurement”, Section 3865, “Hedges”, Section 1530, “Comprehensive Income”, and Section 3251, “Equity”.

Section 3855 expands on Section 3860, “Financial Instruments — Disclosure and Presentation”, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented in the financial statements.

Section 3865 provides alternative treatments to Section 3855 for entities, which choose to designate qualifying transaction as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13, “Hedging Relationships”, and the hedging guidance in Section 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Section 1530, “Comprehensive Income”, introduces a new requirement to temporarily present certain gains and losses outside net income.

Accordingly, Section 3250, “Surplus” has been revised to become Section 3251, “Equity”.

Sections 1530, 3251, 3855 and 3865 apply to years beginning on or after October 1, 2006. The Company will adopt these new standards on March 1, 2007, and has not yet determined their impact on its financial statements.

Financial Instruments

Fair value

Cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities are financial instruments whose fair value approximates their carrying value due to their short-term maturity or to current market rates.

The fair value of short-term investments, determined based on market value, amounts to $24,483,981 and $9,664,926 as at November 30, 2005 and February 28, 2005 respectively.

Interest rate risk

The Company’s exposure to interest rate risk is summarized as follows:

- Cash and cash equivalents - Short-term investments	- Variable interest rate - Variable interest rate

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- Amounts receivable - Accounts payable and accrued liabilities	- Non-interest bearing - Non-interest bearing

Disclosure of Outstanding Share Data

The Company can issue an unlimited number of common shares, without par value. As at January 8, 2006, 47,504,934 shares are issued and outstanding.

The Company maintains a stock option plan under which a maximum of 6 480 842 options may be granted. As at January 8, 2006, 497,800 stocks options are outstanding. They have an exercise price varying between $0.43 and $7.55 and an expiration date varying between April 1rst, 2006 and July 18, 2015.

As at January 8, 2006, 899,099 warrants are outstanding. Their exercise price is about from $5.40 to $9.25 and their expiration date is August and September, 2006.

As at January 8, 2006, 172,365 options to subscribe units are outstanding. Their exercise price is $4.10, and their expiration date is March 2006.

Risk and Uncertainties

Financial risk

The Company is considered to be in the exploration stage, that it is dependent on obtaining regular financing in order to continue exploration. Despite previous success in acquiring this financing, there is no guarantee of obtaining any future financing.

Risk on the uncertainty of title

Although the Company has taken steps to verify title to mining properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Environmental risk

The Company is subject to various environmental incidents that can occur during exploration work. The Company maintains an environmental management system including operational plans and practices.

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Additional Information and Continuous Disclosure

This Management’s Discussion and Analysis has been prepared as at January 8, 2006. Additional information on the Company is available through regular filings of press releases, financial statements and its annual information form on SEDAR (www.sedar.com).

(s) André Gaumond President and CEO	(s) Gaétan Mercier Chief Financial Officer andSecretary

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